UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2005
Commission file number 1-8022
TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
CSX CORPORATION
AND AFFILIATED COMPANIES
CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
15th Floor
Jacksonville, Florida 32202
Telephone (904) 359-3200

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm
The Finance Committee of the Board of Directors
Tax Savings Thrift Plan for Employees of
   CSX Corporation and Affiliated Companies
CSX Corporation
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Independent Certified Public Accountants
Jacksonville, Florida
June 2, 2006

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2005	2004

ASSETS
Investments, at fair value:
Investment in Master Trust (see Note 3)	$758,622	$714,577
Loans to members	13,331	12,908

	771,953	727,485

RECEIVABLES
Employer contributions	552	451
Member contributions	1,706	1,282

	2,258	1,733

TOTAL ASSETS	774,211	729,218

LIABILITIES
Accrued expenses	67	50

NET ASSETS AVAILABLE FOR BENEFITS	$774,144	$729,168

See accompanying Notes to Financial Statements.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Dollars in Thousands)

ADDITIONS
Net appreciation in fair value of investment in Master Trust (see Note 3)	$70,330
Interest from loans to members	608
Employer contributions	6,693
Member contributions	22,522

100,153

DEDUCTIONS
Distributions to members	54,292
Fees and expenses	885

55,177

NET INCREASE	44,976

Net Assets Available for Benefits at Beginning of Year	729,168

Net Assets Available for Benefits at End of Year	$774,144

See accompanying Notes to Financial Statements.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (CSX or Plan Sponsor) and adopting affiliated companies (collectively, the Company). Effective January 1, 2001, CSX established a portion of the Plan as an Employee Stock Ownership Plan (ESOP) designed to comply with Section 4975(e)(7) of the Internal Revenue Code (the Code) of 1986, as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.
Contributions: Members, as defined in the Plan document, may contribute from 1% up to 50%, (in 1% multiples) of eligible compensation, as defined by the Plan, on a pre-tax or after-tax basis up to the current Code limit. Beginning January 1, 2003, members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Members who are not eligible to participate in the Executive Deferred Compensation Plan of CSX Corporation and Affiliated Companies may also contribute up to 50% of any incentive compensation to the Plan. Subject to certain limitations, members may transfer distributions from another qualified plan or an individual retirement account (Rollover Account). Members may change contribution rates and investment elections daily.
The Company contributes amounts equal to 50% of the first 6% of a member’s pre-tax or after-tax eligible contributions as matching contributions. Subsequent to January 1, 2004, members may invest the Company matching contribution in any of the Plan’s investment options. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company’s Board of Directors. The Company did not make any additional contributions during 2005.
Diversification: Beginning January 1, 2004, members could diversify Company contributions previously invested in CSX common stock and invest new company contributions in any investment options offered under the Plan.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Transfer/Reallocations: Beginning June 1, 2005, a trading restriction was placed on trade activities in all available investment funds. These restrictions require a 30-day period of time during which investments must remain in the fund (the holding period). If these trading restrictions are not followed, a redemption fee of 2% will apply to the current value of the units withdrawn prior to the expiration of the holding period. The trading restrictions will apply only to amounts transferred on or after June 1, 2005.
Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged for administrative expense. Company contributions are calculated at 50% of the first 6% of employee basic contributions. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his account.
Vesting: Members are 100% vested in their accounts.
Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account and bear interest at the prime rate in effect at CitiBank at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.
Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates’ occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account, or upon disability or retirement, elect to receive monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any plan year shall be rolled over into an individual retirement account (IRA) at Centier Bank unless the member makes an alternate distribution request.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.
Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2005 were paid from Plan funds.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Investments: The CSX Corporation Master Retirement Savings Plan Trust (Master Trust) holds all investments of the Plan, except for loans to members, along with investments of the CSX Corporation Capital Builder Plan. Loans to members are valued at their outstanding balances, which approximate fair value. Each participating retirement plan has an undivided interest in the Master Trust.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 3 — INVESTMENT IN MASTER TRUST
All investments of the Master Trust are held by The Northern Trust Company, the Master Trust’s trustee.
Cash and cash equivalents are valued at face value. Investments in CSX common stock, which are stated at fair value, are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at December 31. The collective trust fund has a benefit responsive feature and is valued at initial investment plus accrued income. Synthetic guaranteed investment contracts (defined on page 8) are reported at their contract values, which approximates fair value, because these investments have fully benefit responsive features.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Summarized financial information of the Master Trust is presented below:

	December 31
	2005	2004

Assets:
Investments at fair value:
Cash and cash equivalents	$7,683	$4,884
Mutual funds	393,608	427,518
CSX common stock	451,154	367,382
Common stock	33,669	—
Collective trust fund	28,554	24,820
Synthetic guaranteed investment contracts	327,070	311,130
Synthetic guaranteed investment contract wrappers	(11,406)	(20,225)

	1,230,332	1,115,509
Liabilities:
Accrued expenses	127	106

Net assets	$1,230,205	$1,115,403

Plan’s investment in the Master Trust’s net assets	$758,622	$714,577

Percentage of Plan’s investment in the Master Trust’s net assets	62%	64%

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 3 — INVESTMENT IN MASTER TRUST (continued)
Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for the year ended December 31, 2005 is as follows:

Net appreciation in fair value of investments in Master Trust determined by quoted market prices:
Mutual funds	$10,961
CSX common stock	96,685
Common stock	2,161
Collective trust fund	933

110,740
Interest and dividend income	26,362

Investment income for the Master Trust	$137,102

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of primarily corporate and government bonds held in the name of the Master Trust in conjunction with a corresponding contract wrapper with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. A summary of the SICs at December 31, 2005 and 2004 is as follows:

	AIG Life	JP Morgan
	Contract	Contract	Total

December 31, 2005:
Fair value of investments	$164,268	$162,802	$327,070
Fair value of corresponding contract wrapper	(3,039)	(8,367)	(11,406)

Contract value	$161,229	$154,435	$315,664

Crediting rate	4.86%	5.82%
Average crediting rate	4.88%	5.84%

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 3 — INVESTMENT IN MASTER TRUST (continued)

	AIG Life	JP Morgan
	Contract	Contract	Total

December 31, 2004:
Fair value of investments	$156,765	$154,365	$311,130
Fair value of corresponding contract wrapper	(7,417)	(12,808)	(20,225)

Contract value	$149,348	$141,557	$290,905

Crediting rate	4.71%	6.24%
Average crediting rate	4.62%	5.76%
NOTE 4 — RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, the Master Trust received cash dividends from investments in CSX common stock of $3,863. The Plan’s share of these dividends was $1,637.
The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2005, the Master Trust earned interest of $223 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net appreciation in fair value of investment in Master Trust in the statement of changes in net assets available for benefits.
NOTE 5 — INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated March 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. If necessary, the Plan Sponsor will take the required steps, if any, to bring the Plan’s operations into compliance with the Code.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2005
(Dollars in Thousands)
NOTE 6 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES
EIN: 62-1051971 Plan Number: 003
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Description of
Investment
Including Maturity
Identity of	Date, Rate of
Issue, Borrower,	Interest,
Lessor, or Similar	Collateral, Par or
Party	Maturity Value	Current Value

*Members	Loans with interest rates of 4.0% to 11.0%, maturing through 2029	$13,330,740

* Indicates a party-in-interest to the Plan.

Note: Cost information has not been included because all investments are member directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION AND AFFILIATED COMPANIES
By:	/s/ JOANN M. BLIGH
Joann M. Bligh
Assistant Vice President Compensation and Benefits CSX Corporation (Plan Sponsor)

Date: June 8, 2006